                       SECURITIES AND EXCHANGE COMMISSION,
                             WASHINGTON, D.C. 20549

                                   SCHEDULE TO
                                 (Rule 14d-100)

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                 AMENDMENT NO. 1

                              Chester Bancorp, Inc.
                              ---------------------
                       (Name of Subject Company (Issuer))


                             Chester Bancorp, Inc.
                              ---------------------
                       (Name of Filing Person, the Issuer)


                          COMMON STOCK, $1.00 PAR VALUE
                          -----------------------------
                         (Title of Class of Securities)


                                    164903106
                                    ---------
                      (CUSIP Number of Class of Securities)

                                Michael W. Welge
                 Chairman, President and Chief Financial Officer
                              Chester Bancorp, Inc.
                                1112 State Street
                             Chester, Illinois 62233
                                 (800)-851-5371
                                 --------------
           (Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

                                 with a copy to:
                               John M. Welge, Esq.
                                 Bryan Cave LLP
                         One Metropolitan Sq. Ste. 3600
                                St. Louis, 63102
                                 (314) 259-2000

                            CALCULATION OF FILING FEE

         Transaction valuation*                     Amount of filing fee:
                $4,437,500                                 $887.50

*Calculated solely for purposes of determining the filing fee, in accordance with Rule 0-11 of the Securities Exchange Act of 1934. This calculation assumes the purchase of 250,000 shares of Common Stock of Chester Bancorp, Inc. at the tender offer purchase price of $17.75 per share in cash.


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[ X ] Check the box if any part of the fee is offset as provided by Rule
011(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.


  Amount Previously Paid:  $887.50            Form or Registration Number: Schedule  TO-I
  Filing Party: Chester Bancorp, Inc.         Date Filed: July 10, 2001


[   ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer:

Check the appropriate boxes below to designate any transactions to which the statement relates:

[   ] third party tender offer subject to Rule 14d-1.

[ X ] issuer tender offer subject to Rule 13e-4.

[   ] going private transaction subject to Rule 13e-3.

[   ] amendment to Schedule 13D under Rule 13d-2.


Check the following box if the filing is a final amendment reporting the results
of a tender offer: [   ]

This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO filed on July 10, 2001, with the Securities and Exchange Commission related to the issuer tender offer of Chester Bancorp, Inc., a Delaware corporation, to purchase up to 250,000 shares of its Common Stock, $1.00 par value per share. Chester Bancorp, Inc. is offering to purchase these shares at a price of $17.75, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 10, 2001 (the "Offer to Purchase"), and in the related Letter of Transmittal, which, as amended or supplemented from time to time, together constitute the tender offer. This Tender Offer Statement on Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(1) of the Securities Exchange Act of 1934, as amended.

The information in the Offer to Purchase is hereby incorporated by reference in response to all the items of this Schedule TO, as amended by this Amendment No. 1 thereto.

Item 12. EXHIBITS.

Item 12 of Schedule TO is hereby amended and restated by amending and restating the following exhibits.

         The following exhibits are submitted herewith:

         (a)      (a)(1)   Offer to Purchase dated July 10, 2001
                  (a)(2)   Letter of Transmittal
                  (a)(3)   Form of Guidelines for Substitute Form W-9
                           (previously filed as Exhibit (a)(3) of this Schedule TO)
                  (a)(4)   Notice of Guaranteed Delivery (previously filed as
                           Exhibit (a)(4) of this Schedule TO)
                  (a)(5)   Form of letter to brokers, dealers, commercial banks,
                           trust companies and other nominees (previously filed as Exhibit (a)(5) of this Schedule TO)
                  (a)(6)   Form of letter to be used by brokers, dealers,
                           commercial banks, trust companies and other nominees to their clients (previously filed as Exhibit (a)(6) of this Schedule TO)


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                  (a)(7)   Form of letter to shareholders dated July 10, 2001
                           from the Chairman, President and Chief Financial Officer of Chester Bancorp, Inc. (previously filed as Exhibit (a)(7) of this Schedule TO)

                  (a)(8) Press Release (previously filed as Exhibit (a)(8) of this Schedule TO)

         (b)-(h)  None or not applicable

         (i)      Consent of Independent Auditors (previously filed as Exhibit
                  (I) of this Schedule TO)



                                    Signature

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    July 27, 2001



                                             Chester Bancorp, Inc.



                                             By:      /s/ Michael W. Welge
                                                --------------------------
                                                          Michael W. Welge
                                                      Chairman, President and
                                                      Chief Financial Officer